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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                AMENDMENT NO. 4*
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                           KOFAX IMAGE PRODUCTS, INC.
                            (Name of Subject Company)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                 DICOM GROUP PLC
                        DRESDNER KLEINWORT BENSON PRIVATE
                               EQUITY PARTNERS LP
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   500200-10-0
                      (Cusip Number of Class of Securities)

                             ----------------------

                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                                 GRUNDSTRASSE 14
                        CH-6343 ROTKREUZ, ZG, SWITZERLAND
                                011-41-41798-3070
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                                 EUNU CHUN, ESQ.
                              M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                                 CITICORP CENTER
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800

          * Constituting the final amendment to Schedules 14D-1 and 13D

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on August 3, 1999, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of Kofax Image Products, Inc., a Delaware corporation (the "Company") at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.
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         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER.

                  Purchaser expects the Company to call a special meeting of stockholders to approve the Merger. At the special meeting of stockholders, Purchaser will vote all Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under Delaware General Corporation Law, the Company's Certificate of Incorporation and the Company's Bylaws, without the vote of any other stockholder.

         ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The Offer expired at 12:00 midnight, New York Time, on Wednesday, September 8, 1999. On September 9, 1999, Purchaser accepted for payment a total of 4,413,509 Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer. The 4,413,509 Shares represent approximately 84% of all Shares outstanding on September 8, 1999. A copy of the press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on September 9, 1999, is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

         ITEM 10. ADDITIONAL INFORMATION.

                  A copy of the press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on September 9, 1999, is attached hereto as Exhibit (a)(11) and is incorporated by herein reference.

         ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(11) Press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on September 9, 1999.




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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 9, 1999

                                        IMAGING COMPONENTS CORPORATION

                                        By:    /s/  Arnold von Buren
                                             -----------------------------------
                                             Name:  Arnold von Buren
                                             Title: Secretary

                                        IMAGING ACQUISITION CORPORATION

                                        By:    /s/  Arnold von Buren
                                             -----------------------------------
                                             Name:  Arnold von Buren
                                             Title: Secretary

                                        DICOM GROUP PLC

                                        By:    /s/  Arnold von Buren
                                             -----------------------------------
                                             Name:  Arnold von Buren
                                             Title: Secretary

                                        DRESDNER KLEIN BENSON PRIVATE
                                        EQUITY PARTNERS LP

                                        By:  DRESDNER KLEIN BENSON PRIVATE
                                             EQUITY LLC, its General Partner


                                        By:    /s/  Alexander P. Coleman
                                             -----------------------------------
                                             Name:  Alexander P. Coleman
                                             Title: Authorized Person




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                                  EXHIBIT INDEX



         EXHIBIT NO.       DESCRIPTION

           (a)(11) Press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on September 9, 1999.




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